[DLA LETTERHEAD]

September 28, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David R. Humphrey

Re:	China Southern Airlines Company Limited
Form 20-F for the year ended December 31, 2008
Filed June 25, 2009
File No. 001-14660

Ladies and Gentlemen:

On behalf of China Southern Airlines Company Limited, a company incorporated in the People’s Republic of China (the “Company”), we are responding to a comment letter (the “Comment Letter”) dated August 12, 2009 from the staff of Securities and Exchange Commission (the “Staff”, and the “Commission”, as applicable) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “Annual Report” or “Form 20-F”).  Our response addresses the period covered by the consolidated financial statements in the Form 20-F and the Company’s current and anticipated operations.

The text of each comment, and the Company’s response thereto, are set forth below and numbered to correspond with the numbering in the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2008

Item 5- Operating and Financial Review and Prospects

1. As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide an explanation of the financial statements that enables investors to see the company through the eyes of management. In this regard, a significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in revenues and operating expenses. Furthermore, while you discuss certain factors to which changes are attributable, you do not quantify the dollar amounts by which all of these factors impacted your results of operations. As such, we believe your disclosures could be improved by:

•	using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•	using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;
•	ensuring that all material factors are quantified and analyzed; and
•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Please refer to FR-72 (Release No. 33-8350) for guidance and revise your future filings accordingly.

Response:

We will follow the guidance of FR-72(Release No.33-8350) in our future filings.

Item 8- Consolidated Statements and Other Financial Information

Note 2- Significant Accounting Policies

(x) Maintenance and overhaul costs, page F-26

2. It appears that you use the accrual method for major overhauls of aircraft held under operating leases. As such, please tell us what consideration you gave to paragraph 14 of IAS 16, which indicates such costs should be capitalized and amortized. In this regard, please note that paragraph 4 of IAS 16 indicates that, while IAS 17 requires the recognition of an item of leased property plant and equipment on the basis of transfer of risks and rewards, other aspects of the accounting treatment for leased assets are prescribed by IAS 16. Additionally, paragraph 4 of IAS 16 indicates that you may apply an approach different from that provided in IAS 16 in the event another standard specifically requires such an approach. However, IAS 17 and IAS 37 do not appear to specifically require or permit the accrual of major overhauls under operating leases. Examples 11A and 11B of IAS 37 support the notion that the overhaul of an aircraft does not constitute a present obligation, even if required by law. Therefore, it appears that paragraph 14 of IAS 16 is applicable. If you disagree, please provide us with the specific standard you relied upon to arrive at your conclusion that the accrual of major overhauls with respect to aircraft held under operating leases is an appropriate accounting policy.

Response:

Paragraph 4 of IAS 16 states: “Other Standards may require recognition of an item of property, plant and equipment based on an approach different from that in this Standard. For example, IAS 17 Leases requires an entity to evaluate its recognition of an item of leased property, plant and equipment on the basis of the transfer of risks and rewards. However, in such cases other aspects of the accounting treatment for these assets, including depreciation, are prescribed by this Standard.”

The accounting treatment of assets held under operating leases is within the scope of IAS 17.  Assets held under operating leases do not transfer substantially all the risks and rewards of ownership to the lessee and hence do not meet the recognition criteria of finance leases under IAS 17.  This implies that paragraph 4 of IAS 16 is not applicable to assets held under operating leases because they are not recognised as property, plant and equipment of the lessee.

Examples 11A and 11B of IAS 37 refer to the overhaul of an owned asset and specify that the overhaul of an owned asset does not constitute a present obligation, even if required by law.  We believe examples 11A and 11B do not apply to our aircraft held under operating leases.  The Company has contractual obligations to maintain the condition of aircraft under the operating lease agreements. In order to fulfill such conditions of the leases, major overhauls are required to be performed during the period of the leases and upon return of the aircraft.  Since the operating lease payments do not include any amount for these major overhauls, related costs are borne by the Company.  Paragraph 14 of IAS 37 states: “A provision shall be recognised when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.”  Accordingly, a provision for overhauls is made as a present legal obligation arises from a past event (use of the leased aircraft) and outflow of economic benefits will be required that can be reliably estimated. We believe that it would be inappropriate to capitalise at the inception of the lease the full cost of the future maintenance obligation given that the corresponding obligation only arises as the asset is being used.

We respectfully draw to the SEC Staff's attention that the Company’s accounting for major overhauls was the subject of previous correspondence with the SEC in late 2006 and early 2007, in which the accounting under both US GAAP and IFRS was described.

Note 4- Turnover, page F-34

3. We note the significance of fuel surcharge income to your passenger revenue, as discussed on pages 44-45 of your Form 20-F. As such, in future filings, we suggest you show fuel surcharges as a separate line item in your analysis of turnover in Note 4 in order to provide transparency regarding the effect of these surcharges on your results.

Response:

We will show fuel surcharges as a separate line item in the analysis of turnover in our future filings.

Item 17 and 18-Financial Statements, page 88

4. In future filings, please indicate whether you have elected to provide financial statements pursuant to Item 17 or Item 18 of Form 20-F. One of these items (either Item 17 or Item 18) is applicable to all filings on Form 20-F. See General Instruction E(c) of Form 20-F.

Response:

We will indicate whether financial statements are provided pursuant to Item 17 or item 18 of Form 20-F in future filings.

General

5. You state on pages 18 and 21 of your Form 20-F that you operate scheduled flight services to Iran.  Also, we note from your website that your customers can book flights to and from Iran.  Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated operations in, and other contacts with, Iran whether through subsidiaries, affiliates, or other direct or indirect arrangements.  Your response should describe any equipment, technology, or services you have provided to Iran directly or indirectly, and discuss whether you have offices, facilities, sales agents, ground staff, or other employees in Iran, and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government.

6. Please discuss the materiality of the contacts with Iran described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsor of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Response:

For the reasons set forth below, based on an assessment of both quantitative and qualitative factors, the Company believes that its operations in Iran, as disclosed on pages 18 and 21 of the Annual Report, are not material to the Company and do not constitute a material investment risk to its security holders.  Therefore, the Company has reached the conclusion that the matters raised by the Staff in the Comment Letter do not pose a material investment risk to its shareholders, whether measured quantitatively or qualitatively.

Description of Operations in Iran

The Company started to operate air services in Iran in September 2006, through the specifically designated route of “Beijing - Urumqi - Tehran - Urumqi - Beijing” (the “Iran Route”) and engaging in international traffic in passengers, cargo and mail.  Currently, the Company, through its branch in Xinjiang province (the “Xinjiang Branch”), is operating the Iran Route on a scheduled basis of  three times a week by using aircraft B73G owned by the Xinjiang Branch.

The Company registered an office in Iran in October 2007, employing sales persons, airport service staff and financial staff.  Currently, the Company sells its own transportation in the territory of Iran through local sales agents.  Moreover, in order to provide its aviation service in Iran, the Company has entered certain grounding service agreements with Iran Air whereby Iran Air provides the Company with grounding service, maintenance and other support services in return for certain service fees to be paid by the Company in accordance with the agreements, and (ii) fuel supply agreements with OWJ Fuelling & Airport Services Co.(the “OWJ”), whereby OWJ supplies jet fuel demanded by the Company with respect to its air services in Iran (collectively, the “Commercial Air Services Agreements”).  Iran Air is an entity controlled by Iranian government; OWJ is a non-state owned entity and its parent company, Oil Industry Investment Company, is also a publicly traded company listed on the Tehran Stock Exchange.  The Company does not provide, nor has it ever provided, either through its office in Iran or otherwise, any equipment or technology to Iran.  As noted above, the service rendered by the Company to Iran is limited to the provision of international traffic in passengers, cargo and mail.

Please be advised that the Company does not anticipate any significant change in its service to Iran, either by way of increasing significantly the size of or altering the nature of its operations in the territory.

As explained in detail on Page 30 of the Form 20-F, the Company’s international route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government and the government of the relevant foreign country.  With respect to the Iran Route, the Company’s international route rights associated thereto is derived from and based on the bilateral air transport agreement (the “Bilateral Agreement”) entered into by and between the Chinese government and the Iranian government.  Both parties are contracting parities to the Convention on International Civil Aviation opened for signature at Chicago on December 7, 1944 (the “Convention”), and entered into the Bilateral Agreement with an aim to establish and operate scheduled air services between and beyond the two countries’ respective territories.  The Bilateral Agreement, which has been registered with the International Civil Aviation Organization, sets forth general principles and specific rules governing the provision by the Company of aviation services in Iran.

Quantitative Analysis

As per the Staff’s request in the Comment Letter, we set out below the Company’s financial performance associated with Iran for the past three fiscal years (the “Financial Breakdown”).  As shown in the Financial Breakdown, in the fiscal year ended December 31, 2008, the Company generated approximated US$6.37 million of revenue from air services to Iran.  This US$6.37 million of revenue is inconsequential, representing approximately 0.08% of the aggregate revenue of US$8,089 million generated by the Group (i.e. the Company and its consolidated subsidiaries) for the year.  For the fiscal year 2007 and 2006, respectively, the revenue generated from the business in Iran was also de minimis, representing less than 0.06% and 0.01% of the Group’s yearly total revenue in 2007 and 2006, respectively.  As noted in the Financial Breakdown, the value of the assets and liabilities of Iran office, respectively, is also inconsequential, compared with the Group’s total assets and liabilities, respectively, for the corresponding year during the last three fiscal years.

Financial Breakdown:

	Year ended December 31
	2006	2007	2008
	USD’Million	USD’Million	USD’Million
Revenues from Iran office	0.58	4.30	6.37
Total assets of Iran office (note (i))	0.60	1.62	3.79
Mainly comprise of : Cash (note (ii))	0.33	1.30	3.36
Total liabilities of Iran office (note (iii))	(0.66)	(2.03)	(4.20)
Mainly comprise of : Amount due to the head office of the Company	-	(2.03)	(4.16)

Note (i): Compared with the total assets of the Group for the corresponding year, the assets of Iran office for the last three fiscal years represent: 0.006% (in 2006), 0.014% (in 2007), and 0.031% (in 2008), respectively.

Note (ii): The reason for the high cash balance is the implementation by the Iranian government of a complicated tax regime and tight controls over the remittance of cash out of Iran, causing delays in remitting cash to China.

Note (iii): Compared with the total liabilities of the Group for the corresponding year, the liabilities of Iran office for the last three fiscal years represent: 0.008% (in 2006), 0.022% (in 2007) and 0.039% (in 2008), respectively.

Based on the quantitative analysis above, the Company believes that its operations in Iran are quantitatively immaterial to its business, financial condition and results of operations.

Qualitative Analysis

The Company believes that its business operations in Iran are immaterial, have not materially affected its reputation or share value, and have not resulted in any qualitatively material risk for its investors.  The Company has reached the conclusion based on the following grounds:

With respect to the extent of its operations in Iran, the Company’s business activities in that territory are limited to the provision of international transportation in passengers, cargo and mail, through the specifically designated schedule route (i.e. the Iran Route).

The Company does not export equipment or technology to Iran and except for the office established in Iran as described above, the Company has no subsidiaries, joint venture interests or other investments in Iran.  In addition, to the best of its knowledge, the Company does not have any agreements, commercial arrangements, or other contacts with the Iranian government or entities controlled thereby except for the Commercial Air Services Agreements, which were entered into by the parties purely for the purposes of implementing the agreed establishment and operation of scheduled air services between China and Iran as contemplated by the Bilateral Agreement.

Secondly, with respect to the nature of its operations in Iran, to the best of its knowledge, understanding and belief, the air transportation sold into Iran by the Company is strictly used for civil aviation purposes and do not have an alternative use (such as, military application).
The commencement of the Iran Route, as well as the implementation of the international route rights associated with Iran based on the Bilateral Agreement, is purely for the purposes of expanding the Company’s international route network, enhancing the Company’s competitiveness and exploring opportunities in the international aviation market.  The office maintained by the Company in Iran primarily engages in the promotion of the Company’s business interests, including the coordination of sales network built-up and airport services provision with the local contacts.  Moreover, since the air transportation sold into Iran by the Company is strictly used for civil aviation purposes (passengers, cargo and mail), which meet demands of ordinary citizens in international traffic and enhance their day-to-day life quality, the Company does not believe that such activity would reflect negatively on the reputation of the Company or on its share price.

Thirdly, the Company believes that its operations in Iran are conducted in full compliance with applicable laws and regulations.

The Bilateral Agreement makes clear that the Company, as the airline designated by the Chinese government to implement the air services arrangement under the Bilateral Agreement, should be qualified to fulfill the conditions prescribed under the laws and regulations, normally applied to the operation of international air services in conformity with the provisions of the Convention.  In order to comply with the requirements contained in the Bilateral Agreement, among other things, the Company (i) maintains policies and procedures intended to assure compliance with security standards and regulations, which are based on Chinese laws, as well as standards developed by international commercial aviation organizations, and (ii) has in place a comprehensive set of programs geared to prevent unlawful acts against the safety of civil aviation.  In addition, the Bilateral Agreement reaffirms the contracting parties’ rights and obligations under international law to protect the security of civil aviation against acts of unlawful interference.  In all events, based on the strict enforcement of its compliance and security policies, the Company is highly confident that its operations in Iran are in full compliance with applicable laws and regulations.

The Company acknowledges, and is sensitive to, the economic sanctions and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control on such state sponsors of terrorism as Iran.  Moreover, the Company is aware that certain states in the U.S. (such as Arizona and Louisiana) have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism.  The Company, however, does not believe that either the aforementioned legislation or the actions referred to by the Staff in the Comment Letter directed toward companies that have operations associated with Iran as, has or will lead to the material divestment of the Company’s securities.

Insofar as the Company is aware, the aforementioned legislative initiatives are primarily targeting at money held by U.S. state pension funds that is invested in companies having ties to terrorist-sponsoring countries.  However, based on a review of its most recent list of record holders, state funds are not currently material security holders of the Company.

As stated in its release1, the SEC takes the position that the existence of a disclosure by a company concerning activities in one of the State Sponsors of Terrorism does not, in itself, mean that the company directly or indirectly supports terrorism or is otherwise engaged in any improper activity. The Company believes that this is also the position taken by most reasonable investors.  In light of the restricted extent and the commercial nature of the Company’s operations in Iran as analyzed above, the Company does not believe this will have materially negative impact on the investor sentiment.

As the Staff pointed out in the Comment Letter, information regarding the Company’s restricted service offerings to Iran has long been publicly available on its website.  The Company has seen no indication that its contacts with Iran have had or will have any negative impact on investor sentiment or its reputation or share value.  In particular, to the best knowledge of the Investor Relations Department of the Company, the Company has received no investor inquiry regarding its business activities with Iran, including investors from states that have legislation or policies governing investment in companies that have business activities in such countries.  No shareholder has advised the Company that it would sell the Company’s shares because of this issue.

Conclusion

Based on the foregoing, the Company believes that its operations in Iran are immaterial and have not materially affected its reputation or share value.  Accordingly, the Company believes that neither the quantitative size nor the qualitative nature of these operations constitutes a material investment risk to its security holders.

However, by disclosing on pages 18 and 21 of the Annual Report the existence of our contacts with Iran, the Company has made investors aware of the existence of such restricted and immaterial business activities.  The Company does not believe that additional disclosure in the Annual Report relating to its operations in Iran would be deemed important by a reasonable investor in making an investment decision.

1 Release Nos. 33-8860; 34-56803; File No. S7-27-07

The Company will continue to monitor carefully its operations in Iran and consider the potential impact, if any, on investment risk to its shareholders, as well as its disclosure obligations with respect thereto.  As stated above, the Company does not anticipate any significant change in its operations in Iran.  However, if and when the quantitative size or qualitative nature of these operations becomes significant or poses a material investment risk to its security holders, the Company will provide additional disclosure regarding such operations in its filings with the Commission, to the extent that shall be deemed important by a reasonable investor in making an investment decision.

Please be advised that the Company understand its obligations to ensure the accuracy and adequacy of the disclosure in its filings with the Commission, that its filings include all information required under the Securities Exchange Act of 1934 and that it provide all information that investors require for an informed investment decision.

Furthermore, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned (+86-10-6561-1788 ext. 829) or Steven Liu (+86-10-6561-1788 ext. 889), with any questions you may have with respect to the foregoing.

Very truly yours,
DLA Piper UK LLP
Beijing Representative Office

/s/ Steven Liu

Steven Liu

Enclosures

cc:	Xie Bing, China Southern Airlines Company Limited
Yao Zhou, DLA Piper UK LLP Beijing Representative Office